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                           January 6, 2024

       Daniel Gilcher
       Interim Chief Financial Officer and Director
       Holdco Nuvo Group D.G Ltd.
       Nuvo Group USA, Inc.
       c/o Kelly Lundy
       300 Witherspoon Street, Suite 201
       Princeton, NJ 08542

                                                        Re: Holdco Nuvo Group
D.G Ltd.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-4
                                                            Filed December 8,
2023
                                                            File No. 333-274803

       Dear Daniel Gilcher:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 30, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       Cover Page

   1. Please revise the cover page and the redemption scenarios to clarify how many LAMF
                                                        Class A Ordinary Shares
remain outstanding in the hands of public shareholders, how
                                                        many of them are
outstanding as a result of conversion of LAMF Class B Ordinary Shares previously sold in
private placements, and how many of the LAMF Class A Ordinary
                                                        Shares outstanding are
subject to Non-Redemption Agreements, whereby you state
                                                        unaffiliated public
security holders agreed to not redeem their shares, or reversed and revoked any prior
redemptions in exchange for additional shares. Disclose the
                                                        circumstances of those
Non-Redemption Agreements in relation to the May 11, 2023
 Daniel Gilcher
FirstName  LastNameDaniel Gilcher
Holdco Nuvo   Group D.G Ltd.
Comapany
January    NameHoldco Nuvo Group D.G Ltd.
        6, 2024
January
Page 2 6, 2024 Page 2
FirstName LastName
         vote. Please also disclose the compensation paid or to be paid in connection with those agreements, expressed as both the total additional shares of LAMF shares received and
         Holdco shares to be received and their equivalent value per share. Clarify if those shareholders have also agreed to vote in favor of the merger agreement. In accord with our prior comment 51, clarify that those shares, the transfer of which was negotiated privately, are not being registered.
2. Please revise the cover page to disclose how many shares the investors in the securities purchase agreements will receive in exchange for their investments. Clarify that these shares are not being registered in the registration statement.
Summary of the Proxy Statement/Prospectus, page 30

3. We note the revised disclosure in response to comment 4. Please revise the summary and the summary risk factor to provide more specific information regarding the "adverse federal U.S. income tax consequences" resulting from the passive foreign investment company ("PFIC") status of LMAF and Holdco.
Proposals to be Considered by the LAMF Shareholders
Business Combination Proposal
Background of the Business Combination, page 129

4. We note your revised disclosure in response to previous comments 10 and 13, and reissue the comments in part. Please provide additional information regarding the criteria used to select the initial 33 potential targets, how those targets were narrowed to the 20 potential targets you contacted, and how you further narrowed the field to the three targets. Clarify when and pursuant to what criteria the company identified Nuvo as a potential target.
         Please provide further information regarding the discussions between and consideration of a business combination between the company and Company A. In this regard, please disclose which party reinitiated contact, the topic of any material discussions between the parties, and the factors that led to the second conclusion of discussions regarding a potential transaction. Finally, please revise throughout the background discussion to clarify who was acting as LAMF "management," and who negotiated on behalf of Nuvo.
         For example, on July 21, 2023, what member(s) of management were tasked with engaging a financial advisor.
5. We reissue comment 11 to the extent that you have not expanded the disclosure to describe the potential terms of the transaction exchanged between the parties and other points of negotiation. We note, for example, no disclosure of the October 15, 2022 "high
         level terms Nuvo   s board of directors would consider for a public
listing via a SPAC
         business combination." Clarify the timing in February 2023 when discussions with Nuvo ceased and how they reengaged on March 20, 2023. Disclose the material deal terms addressed in early April 2023, including the revised LOI, and the key terms discussed with Ms. Henrietta on April 16, 2023, and how the LOI terms were revised with respect to the need for crossover financing. Generally revise to provide more detail of the terms of
 Daniel Gilcher
Holdco Nuvo Group D.G Ltd.
January 6, 2024
Page 3
         the potential transaction as it evolved, quantifying the related financing and valuations.
6. We note the materials and revised disclosure provided in response to comment 14 and reissue the comment. Please revise the filing to describe in greater detail all material analyses the board relied upon in evaluating the financial aspects of the business combination, including the valuations and public company comparables created by Roth
         Capital. To the extent the analyses did not support the fairness of the transaction, please include appropriate disclosure. Please also expand the disclosure to provide criteria used in selecting comparable companies. Discuss how the financial advisor considered factors such as stage of life cycle, size and financial leverage when selecting the comparable companies. Advise us as to whether any companies meeting the selection criteria were excluded from the analysis and revise your disclosure as appropriate to explain any such exclusion. Refer to Item 4(b) of Form S4 and Item 1015(b) of Regulation M-A
The LAMF Board's Reasons for Approval of the Business Combination, page 138

7. We note the revised disclosure in this section in response to comment 15 and reissue the comment. Please provide additional detail regarding the information the LMAF Board relied upon in reaching its fairness determination, including the following:
             Clarify what aspects of the information cited the board determined to be in favor of the business combination. For example, disclose what the board considered with respect to "Nuvo's corporate and management structure . . . , intellectual property, investment agreements, . . . legal proceedings" and other cited factors.
             Please revise to disclose the board's "analysis of comparable companies" and the
              "confirmatory financial due diligence, including comparing financial performance metrics, prospective financial information and valuation metrics of Nuvo with other companies in the healthcare and technology sector."
             Clarify what consideration the Board gave to Nuvo's projections. For example, if the
              Board assigned probability to the likelihood that the projections would be realized, disclose that information and how it affected the Board's analysis.
             In your disclosure addressing why the Board chose not to obtain a fairness determination, please revise to describe the relevant experience and knowledge of the
              Board on which it relied to reach the conclusions regarding the advisability and fairness of the merger agreement.
Certain Unaudited Prospective Financial Information Regarding Nuvo, page 141

8. We note the revised disclosure in response to comment 21. Please provide additional
FirstName LastNameDaniel Gilcher
       information regarding Nuvo's basis in determining it can capture $94-130 million of the
Comapany
       marketNameHoldco    Nuvo
                over the next    Group
                              several   D.G Please
                                      years. Ltd. also clarify in this section
what Nuvo believes
Januaryto6,be2024
              the total
                  Pageaddressable
                        3          U.S. market, of which it expects to capture
10% by 2027.
FirstName LastName
 Daniel Gilcher
FirstName  LastNameDaniel Gilcher
Holdco Nuvo   Group D.G Ltd.
Comapany
January    NameHoldco Nuvo Group D.G Ltd.
        6, 2024
January
Page 4 6, 2024 Page 4
FirstName LastName
Interests of LAMF Insiders and the Sponsor in the Business Combination, page
144

9. We note the revised disclosure in the third bullet point that "In connection with the extraordinary general meeting of shareholders held in connection with the Extension on
         May 11, 2023, LAMF and the Sponsor entered into Non-Redemption Agreements with respect to Public Shares held by certain unaffiliated third-party investors, pursuant to which such investors have in connection with the Extension, agreed not to redeem, or to reverse and revoke any prior redemption election with respect to an aggregate of
         2,888,000 Public Shares." Please provide us your analysis regarding how these agreements comply with Exchange Act Rule 14a-5.
10. To the extent you have not done so, please revise the disclosure in this section to quantify the number of shares involved and/or the price per share equivalent to the aggregate amounts disclosed. For example, disclose the equivalent number of shares in the new entity the Founders will receive for their $2 million investment in the crossover financing, and disclose the number of "Holdco Ordinary shares and other equity securities of
         Holdco" that will be registered for resale in pursuant to the registration rights agreement.
Satisfaction of the 80% Test, page 146

11. Please revise to include discussion of the quantitative basis for determining that the business combination had a fair market value of at least 80% of the balance of the funds in the trust account at the time of execution of the merger agreement. Please include the material details of the specific analyses used, what sources of information were used to make the determination, and any quantitative or qualitative factors considered.
Material U.S. Federal Income Tax Considerations to U.S. Holders, page 186

12. We note your response to previous comment 29 and reissue in part. In your disclosure, you state the section is "a summary of the material U.S. federal income tax considerations," and you inappropriately condition your analyses of the tax considerations.
         Please revise the content of this section to clearly identify each material tax consequence being opined upon, counsel's opinion as to each identified tax item, and the basis for the opinion. Where the opinion is required, but is subject to uncertainty, please revise to follow the guidance in Section III.C.4 of Staff Legal Bulletin No. 19, which addresses
         Opinions Subject to Uncertainty.
Business of Nuvo, page 223

13. We note your revised disclosure in response to previous comment 30 and reissue in part.
         Please balance your disclosure throughout your discussion of Nuvo's strengths and potential market opportunities, in addition to the section on your challenges, to discuss the challenges you face in, among other things, corporate growth and competition, product development, sourcing, and manufacturing.
 Daniel Gilcher
FirstName  LastNameDaniel Gilcher
Holdco Nuvo   Group D.G Ltd.
Comapany
January    NameHoldco Nuvo Group D.G Ltd.
        6, 2024
January
Page 5 6, 2024 Page 5
FirstName LastName
14. We note your updated disclosure in response to previous comment 31 and reissue in part.
         In all instances in which you make a claim that is supported by an article, case study, trial, or external sources of data please provide a citation to the relevant literature. In this regard, footnotes may be helpful. By way of example only, these citations should cover
         "information provided by the American College of Obstetricians and Gynecologists,"
         "datapoints from the US Centers for Disease Control and Prevention," and the NPS and
         healthcare industry averages discussed on page 230. Please also disclose whether each or any of these sources were commissioned by the parties involved in the Business
         Combination.
Our Market Opportunity, page 236

15. We note your revised disclosure in response to previous comment 21 with respect to
         Nuvo's projected financial results. Please revises this section to provide more detail regarding the Company's target of capturing 10% of the United States NST market "over the next several years." In doing so, please clarify what portion of the current market is addressable by Nuvo's current product capabilities.
16. We note your response to comment 41. Please revise this section similar to the revisions in response to comment 40, further clarifying which of these relate to the device's current approved uses compared to potential future uses. In addition, please further clarify your basis for the statements of the results of your device in this section, such as the statements that the device currently helps avoid unnecessary OB emergency department visits ("Nuvo has customers that cite . . ."), reduces the rate of unnecessary C-Sections
         (citing "certain key opinion leaders") and the company's utilization of artificial intelligence to predict and reduce preterm births. Clarify how home monitoring was conducted in the Denmark study you cite.
Clinical Studies, page 244

17. We note the added disclosure of the additional studies. Please further revise to clarify for each study why particular participants did not complete enrollment or dropped out of studies, how you determined the value for success of the study, who administered and reported the studies, disclose whether the same system usability scale was used for each study, clarify how the usability figures or success of the study was calculated from the
         SUS scores. Finally, please clarify whether and how the patient's BMI factors into successful use of the device.
Study 2: MUA Study, page 245

18. We note your updated disclosure regarding BMI within the graphic on page 246 in response to previous comment 35 and reissue in part. Please further revise to more clearly describe the PA and FP Analysis graphic on page 246. Your disclosure should include clear definitions for "training phase" and "validation phase" and explain the relevance of
         BMI in the study, if material, or remove any unexplained references. Daniel Gilcher
FirstName  LastNameDaniel Gilcher
Holdco Nuvo   Group D.G Ltd.
Comapany
January    NameHoldco Nuvo Group D.G Ltd.
        6, 2024
January
Page 6 6, 2024 Page 6
FirstName LastName
Commercial Relationships, page 257

19. We note your response to comment 46 and reissue the comment. For each named partner or agreement in this section, provide us your analysis regarding whether the company is substantially dependent upon the relationship, and if so, file the agreement as an exhibit.
         Refer to Item 601(b)(10)(ii)(B) of Regulation S-K. Refer to Item 601(b)(10)(iv) for your ability to redact portions of exhibits that you customarily and actually treat as private or confidential and are immaterial. In addition, please update the disclosure in this section to address the current status of these relationships and/or current phase of the agreement.
         We note, for example, that you disclose you "are pursuing collaborations with UPenn pursuant to a nonbinding letter of intent signed in June 2019" and that your master agreement with Axia Women's Health was amended in September 2022, but you do not indicate when "the next phase" began or begins. Please omit disclosure of potential collaborations for which you have no binding agreement or provide your analysis regarding why it is appropriate to disclose this information absent an agreement. Finally, please provide similar analysis for agreements you determine to be immaterial or those on which the company is not substantially dependent.
Exclusive Forum, page 343

20. We note your revised disclosure in response to previous comment 48 and reissue in part.
         Please further revise, both your section on page 343 and your risk factor on page 101, to include the risk that the provision may result in increased costs for investors who seek to bring a claim.
Financial Statements, page F-1

21. Pursuant to Item 14(h) of the Form F-4, please also provide financial statements of the registrant, Holdco Nuvo Group D.G Ltd. Please also include the registrant in a separate column in the pro forma financial information provided.
General

22. We note your response to and updated disclosure regarding previous comments 6, nothing the Company belief that claims of efficacy and safety are supported by the results of its clinical studies. We also note your revised disclosure of the studies in response to comment 45. Please revise your disclosure throughout the document to avoid making claims of efficacy or safety. In the section describing Nuvo's business, you may present objective data resulting from your studies, such as your statement on page 248, state that
         "no adverse events were recorded," and, on page 251, "[t]he adverse event rate is therefore
         0% (0/147)."
23. We note the revise disclosure in the risk factor on page 121 and your elimination of the summary risk factor on page 50. Please revise to highlight the risks described on page
         121, including Wells Fargo's decision to waive its deferred underwriting fee for the IPO
 Daniel Gilcher
Holdco Nuvo Group D.G Ltd.
January 6, 2024
Page 7
      and disclaim responsibility for disclosure in this document, which could result in additional liability by LMAF, as described on page 121. Please also revise the disclosure as follows:
          We note from pages 120 and 222 the total $9,915,000 aggregate compensation to
           Wells Fargo pursuant to the IPO, which you describe as deferred in part. On page
           221 you describe that figure as the deferred compensation Wells Fargo has waived.
           Please disclose the total fees paid to Wells Fargo in connection with the IPO and clarify the total amount that Wells Fargo has waived.
          Please clarify the added description that Wells Fargo has waived its entitlement to deferred compensation "solely with respect to the Business Combination." For example, clarify if Wells Fargo relinquished its right to this deferred compensation in all situations, or is there potential for the company to engage Wells Fargo in the future pursuant to which this compensation would be paid.
          Please clarify the disclosure in the risk factors in light of the disclosure on page 135 that "Several discussions with certain Nuvo shareholders followed and representatives of LAMF engaged with a number of institutional investors and financial advisors, including . . . Wells Fargo and other financing and capital market strategy firms, to discuss a financing strategy for Nuvo."
          Please revise the background of the business combination to clarify where the potential targets identified by Wells Fargo fell within your selection process.
24. We note your response to comment 51, disagree with your analysis, and reissue the comment. We note that the terms of the SAFEs and Convertible Notes were amended in
      August and September 2023 in contemplation of the Business Combination, and that the rate at which they convert into Holdco Shares is to be determined based a formula at the time of the Business Combination. Further, the securities in the final bullet point were issued in a private placement in connection with the LAMF IPO. With respect to the
      Holdco Shares to be registered to be issued on conversion of Nuvo Warrants, however, please provide additional analysis that addresses the amount of Nuvo Warrants outstanding, the dates these warrants were granted or purchased, the status of the holders and whether they have been amended in contemplation of the Business Combination.
      Please contact Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at
202-551-7857 or Abby Adams at 202-551-6902 with any other questions.



                                                            Sincerely,

FirstName LastNameDaniel Gilcher                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameHoldco Nuvo Group D.G Ltd.
                                                            Services
January 6, 2024 Page 7
cc:       Robert L. Grossman, Esq.
FirstName LastName